UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ____)*

GITLAB INC.
(Name of Issuer)

Class A Common Stock, par value $0.0000025
(Title of Class of Securities)

37637K108
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

◻ Rule 13d-1(b)

◻ Rule 13d-1(c)

⌧ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37637K108

1.	Name of Reporting Person Sytse Sijbrandij
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a)□ (b)□
3.	SEC USE ONLY
4.	Citizenship or Place of Organization The Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,500,000
	6.	Shared Voting Power 21,690,901
	7.	Sole Dispositive Power 1,500,000
	8.	Shared Dispositive Power 21,690,901
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,190,901(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) □

11.	Percent of Class Represented by Amount in Row 9 20.3%(2)
12.	Type of Reporting Person (see instructions) IN

(1)The total reported in Row 9 consists of: (i) 1,500,000 stock options exercisable for an equal number of shares of the Issuer’s Class B Common Stock, which Mr. Sijbrandij is capable of acquiring within 60 days of December 31, 2022 pursuant to an early exercise provision of his stock option agreement with the Issuer, and which options are directly held by Mr. Sijbrandij; and (ii) 21,690,901 shares of the Issuer’s Class B Common Stock directly beneficially owned by the Sytse Sijbrandij Revocable Trust dated February 21, 2019 (the “Trust”), of which Mr. Sijbrandij is the trustee. Mr. Sijbrandij may be deemed to have indirect beneficial ownership of securities held by the Trust.
(2)Calculated in accordance with Rule 13(d)-3(d)(1)(i), and based on an aggregate total of 91,200,000 shares of the Issuer’s Class A Common Stock outstanding as of November 25, 2022, as reported by the Issuer in its Quarterly Report for the period ended October 31, 2022, filed on Form 10-Q with the Securities and Exchange Commission on December 6, 2022.

1.	Name of Reporting Person Sytse Sijbrandij Revocable Trust Dated February 21, 2019
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a)□ (b)□
3.	SEC USE ONLY
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 21,690,901
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 21,690,901
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,690,901
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) □

11.	Percent of Class Represented by Amount in Row 9 19.0%(1)
12.	Type of Reporting Person (see instructions) OO

(1)Calculated in accordance with Rule 13(d)-3(d)(1)(i), and based on an aggregate total of 91,200,000 shares of the Issuer’s Class A Common Stock outstanding as of November 25, 2022, as reported by the Issuer in its Quarterly Report for the period ended October 31, 2022, filed on Form 10-Q with the Securities and Exchange Commission on December 6, 2022.

Item 1(a)		Name of Issuer. GitLab Inc. (the “Issuer”)
Item 1(b)		Address of Issuer’s Principal Executive Offices. 268 Bush Street, #350, San Francisco, CA 94104
Item 2(a)		Name of Person Filing.
Sytse Sijbrandij (the “Mr. Sijbrandij”) Syste Sijbrandij Revocable Trust Dated February 21, 2019 (the "Trust" and, together with Mr. Sijbrandij, the "Reporting Persons")
Item 2(b)		Address of Principal Business Office or, if none, Residence. The address of the principal business office of the Reporting Person is:
268 Bush Street, #350 San Francisco, CA 94104
Item 2(c)		Citizenship.
Mr. Sijbrandij is a citizen of The Netherlands The situs of the Trust is California, U.S.A.
Item 2(d)		Title of Class of Securities. Class A Common Stock, par value $0.0000025
Item 2(e)		CUSIP Number. 37637K108
Item 3		If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	□ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
	(b)	□ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	□ Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);
	(d)	□ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	□ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	□ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	□ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	□ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	□ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	□ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	□ Group, in accordance with §240.13d–1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:________________________________.
Item 4.    Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)Amount Beneficially Owned:

Reference to “beneficial ownership” of securities for purposes of this statement shall be understood to refer to beneficial ownership as that term is defined in Rule 13d3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

As of December 31, 2022, the Reporting Persons may be deemed to directly or indirectly beneficially own an aggregate total of 23,190,901 shares of the Issuer’s Class A Common Stock.

As of December 31, 2022, Mr. Sijbrandij was the direct beneficial owner of 1,500,000 of the securities described in the preceding paragraph. The aforementioned direct beneficial ownership consists of an aggregate 1,500,000 stock options (the “Options”), 1,500,000 of which were vested or capable of vesting within 60 days following December 31, 2022, and all of which are capable of being exercised for shares pursuant to an early exercise provision of the relevant stock option agreement with the Issuer. The Options are exercisable for an equal number of shares of the Issuer’s Class B Common Stock and thereupon convertible on a one-for-one basis into Class A Common Stock.

As of December 31, 2022, the Trust was the direct beneficial owner of 21,690,901 shares of the Issuer’s Class A Common Stock described in the second paragraph of this Item 4(a), which securities consist of 21,690,901 shares of the Issuer’s Class B Common Stock directly held by the Trust, and which are convertible into an equal number of shares of the Issuer’s Class A Common Stock. Mr. Sijbrandij is the sole trustee of the Trust. As such, Mr. Sijbrandij may be deemed to have indirect beneficial ownership of the securities directly beneficially owned by the Trust.

(b)Percent of Class:

As of December 31, 2022, the Reporting Persons were deemed to directly or indirectly beneficially own an aggregate total of 20.3% of the Issuer’s outstanding Class A Common Stock. Of that percentage, beneficial ownership was attributable as follows: (i) 1.3%, directly to Mr. Sijbrandij; and (ii) 19.0%, directly to the Trust and indirectly to Mr. Sijbrandij as its trustee.

The aforementioned percentages were calculated in accordance with Rule 13(d)-3(d)(1)(i), promulgated under the Exchange Act, and based on an aggregate total of 91,200,000 shares of the Issuer’s Class A Common Stock outstanding as of November 25, 2022, as reported by the Issuer in its Quarterly Report for the period ended October 31, 2022, filed on Form 10-Q with the Securities and Exchange Commission on December 6, 2022.

(c)Number of shares as to which the person has:

i.Sole power to vote or to direct the vote:

Reporting Person	Number of Shares
Mr. Sijbrandij	1,500,000.00
Trust	0

ii.Shared power to vote or to direct the vote:

Reporting Person	Number of Shares
Mr. Sijbrandij	21,690,901.00
Trust	21,690,901.00

iii.Sole power to dispose or to direct the disposition of:

Reporting Person	Number of Shares
Mr. Sijbrandij	1,500,000.00
Trust	0

iv.Shared power to dispose or to direct the disposition of:

Reporting Person	Number of Shares
Mr. Sijbrandij	21,690,901.00
Trust	21,690,901.00

Item 5.    Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following □.

Item 6.    Ownership of More than 5 Percent on Behalf of Another Person.

Item 6 is not applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Item 7 is not applicable.

Item 8.    Identification and Classification of Members of the Group.

Item 8 is not applicable.

Item 9.     Notice of Dissolution of a Group.

Item 9 is not applicable.

Item 10.     Certification

Item 10 is not applicable.

Exhibits
Exhibit	Title

99.1	Joint Filing Agreement dated February 13, 2023 by and between the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2023	/s/ Sytse Sijbrandij
Sytse Sijbrandij

Date: February 13, 2023	SYTSE SIJBRANDIJ REVOCABLE TRUST DATED FEBRUARY 21, 2019

By: /s/ Sytse Sijbrandij
Sytse Sijbrandij, Trustee

Exhibit 99.1

JOINT FILING AGREEMENT

Each of the undersigned hereby acknowledges and agrees, in compliance with the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, that the amendment to the statement on Schedule 13G with respect to the Class A Common Stock, par value $0.0000025 per share, of GitLab Inc., to which this Agreement is attached as an Exhibit, and any additional amendments to such statement, will be filed with the Securities and Exchange Commission jointly on behalf of the undersigned. This Agreement may be executed, either manually or electronically, in one or more counterparts.

Date: February 13, 2023	/s/ Sytse Sijbrandij
Sytse Sijbrandij

Date: February 13, 2023	SYTSE SIJBRANDIJ REVOCABLE TRUST DATED FEBRUARY 21, 2019

By: /s/ Sytse Sijbrandij
Sytse Sijbrandij, Trustee